UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2025

Yanzhe Yang
Chief Executive Officer and Director
XFLH Capital Corporation
8 The Green #6565
Dover, DE 19901

Re: XFLH Capital Corporation
Registration Statement on Form S-1
Filed September 29, 2025
File No. 333-290588

Dear Yanzhe Yang:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 29, 2025

Cover Page

1. Please revise your compensation tables here and throughout your prospectus to disclose each individual who may receive compensation. In this regard, we note your disclosure in the seventh paragraph regarding payments to be received by your officers and directors. Refer to Items 1602(a)(3) and 1603(a)(6) of Regulation S-K.

Summary, page 1

2. We note your statement on page 2 that your officers and directors are not required to obtain permissions or approvals from PRC government authorities. Please expand your disclosure to describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)

applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Dilution, page 44

3. We note that your calculations assume that you will not issue ordinary shares and convertible equity or debt securities in connection with any additional financing you seek in connection with your initial business combination. Please revise your disclosure to address the likelihood you will need to do so given that you intend to acquire one or more businesses with total enterprise values greater than the net proceeds of your offering and the sale of the private placement units.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Bill Huo, Esq.